

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Robert Klein
Chief Financial Officer
Western Uranium & Vanadium Corporation
330 Bay Street, Suite 1400
Toronto, Ontario, Canada M5H 2S8

Re: Western Uranium & Vanadium Corp.
Form 10-K for the Fiscal Year ended December 31, 2020
Filed April 15, 2021
File No. 000-55626

Dear Mr. Klein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2020

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 48

1.   Please expand your disclosure to include management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2020, along with a statement as to whether or not it was found to be effective, and identify the framework used to evaluate effectiveness to comply with Item 308(a) of Regulation S-K.

Note 4 - Mineral Assets Equipment, and Kinetic Separation Intellectual Property and Other Property, page F-15

2.   We understand from your disclosures on pages 1 and 17 that you acquired mining assets in Colorado, Wyoming, and Alaska, and the Kinetic Separation technology license along with the acquisition of Black Range Minerals Ltd. in September 2015.

You previously disclosed, along with your allocation of purchase price attributing $10.1 million to mineral properties and $9.5 million to the license, that the assets acquired in this transaction "consist principally of interests in a complex of uranium mines located in Colorado (the "Hansen-Taylor Complex") and a 100% interest in a license expiring March 16, 2040 for ablation mining technologies and related patents...."

However, on page 28 you explain that none of these properties are operational and that an option to acquire an incremental 51% interest in mineral rights within the Hansen/Taylor Ranch Project expired in 2019. You indicate that no reserves have been established, that you have no exploration or mining plans for the properties, and have not verified, assessed or prepared any estimates of mineralization. On page 9, you also explain that you may not be able to realize benefits of the Kinetic Separation process due to uncertainties about an evolving regulatory framework, technological considerations, costs of equipment and support, and water requirements.

The disclosure on page F-11 indicates that you have nevertheless estimated future cash flows from the intellectual property and mineral assets as of December 31, 2020, and determined there was no impairment. Please explain how such estimates were formulated and adhere to the applicable accounting requirements, including FASB ASC 930-360-35. Please submit your underlying analysis of compliance, including details of the cash flows estimated and utilized in your assessment as of December 31, 2020.

Also submit a schedule showing your initial attribution of the purchase price to the mineral interests acquired, identify subsequent changes to those interests, and explain why the subsequent loss or relinquishment of interests would not have precipitated an adjustment to the carrying amount of the mineral properties. Provide a similar analysis of value ascribed to the technology license if there have been changes in the status of the patent and patent applications or subsequent findings or changes in circumstances that would diminish the utility of the processes or technology covered by the agreement.

3. Please expand your disclosure to identify the salient provisions of the intellectual property license agreement, including its term and the duration and current status of the patent and two patent applications covered by the license, also to explain how the license is relevant to your business plan of operations, including any specific property interests to which processes or technology covered by the license are in use or being applied.

Given the contractual term of the license, also tell us why you would not amortize the intangible asset to comply with FASB ASC 350-30-35-6.

Financial Statements
Note 7 - Commitments and Contingencies, page F-18

4. We understand that due to a lack of production you have been unable to fulfill your obligations under the five-year uranium concentrates supply agreement, and have recently paid a third party to assume your obligations for 2021, and have agreed to pay a third

party the market price for the uranium needed to fulfill your obligation in 2022.

Please expand your disclosure to specify the price that you have contracted to receive under the agreement with the utility or to describe the manner by which it is calculated if dependent upon future variables. Please also quantify, in your recent interim reports, any differential between the price that you expect to receive compared to the price that you expect to pay in 2022, and tell us how you decided that fair value accounting for the contract or recognition of loss was not required, if this is your view.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation